Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 5 DATED JULY 1, 2024

TO THE PROSPECTUS DATED APRIL 22, 2024

We are providing this Supplement No. 5 to you in order to supplement our prospectus dated April 22, 2024 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose an update to Our Portfolio section.

Our Portfolio

The following disclosure adds the following as a new paragraph to the existing subsection entitled “Sill Public Adjusters” under the section “Our Portfolio” which first appears on page 100 of the Prospectus.

On June 28, 2024, the Company made an additional equity investment in Sill of approximately $24 million. This investment partially financed Sill’s acquisition of Seltser & Goldstein Public Insurance Adjusters (“S&G”). In addition to the Company’s investment, S&G’s prior shareholders also made an investment in Sill and will continue in a leadership position of the S&G segment at Sill. Founded in 1935, S&G is a public insurance adjuster primarily representing residential and commercial property owners in connection with their property insurance claims. Headquartered in Peabody, Massachusetts, S&G serves the Boston and New England markets to assist its clients in policy evaluation, substantiation of the value of the loss, claim presentation and final settlement. We believe this acquisition further demonstrates Sill management’s initiative to expand its geographic footprint and offer its services and technical expertise to a broader customer base through strategic acquisitions. As a result of this acquisition and related investments, the Company’s new indirect ownership in Sill is approximately 94% with the combined Sill and S&G management teams holding approximately 6%.